Exhibit 15.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF K Wave media ltd.

References to the “K Wave Media” refers to K Wave Media Ltd. The following discussion and analysis of K Wave Media Ltd.’s financial condition and results of operations should be read in conjunction with (in each case, included elsewhere herein) K Wave Media Ltd.’s audited financial statements as of December 31, 2024 and December 31, 2023 and for the period ended December 31, 2024 and the period from June 22, 2023 (inception) to December 31, 2023 (and related notes). Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Business Overview

K Wave Media Ltd. (“the Company”), a wholly-owned subsidiary of Global Star Acquisition Inc. (“Global Star”), was incorporated on June 22, 2023 and the Company’s registered office is at c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Merger Agreement. The Company maintains one direct wholly owned subsidiary, GLST Merger Sub Inc. (“Merger Sub”), a Delaware corporation. Merger Sub was incorporated to facilitate the consummation of the Business Combination Agreement. As of December 31, 2024, Merger Sub had no operations. The Company and Merger Sub are together referred to as the “Group”.

Global Star has entered into a merger agreement, dated as of June 15, 2023, and as amended on March 11, 2024, June 28, 2024, and July 25, 2024 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between Global Star and K Enter Holdings, Inc., a Delaware corporation (“K Enter”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one (1) business day following the Reincorporation Merger, Merger Sub will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of the Group.

As of December 31, 2024, the Company issued 5,000,000 shares of the Company’s ordinary shares. Pursuant to the Merger Agreement, the Company expects to cancel all the outstanding 5,000,000 shares of the Company’s ordinary shares as of the effective date of the Business Combination. Also, the Company expects to issue a total of 59,000,000 ordinary shares of the Company at a price of $10 per share as consideration for a total of 189,013 shares of K Enter. This consists of 101,202 shares of outstanding K Enter’s common stock, 47,013 shares of K Enter common stock to be issued to the owners of the Six Korean Entities pursuant to the equity purchase agreement based on an estimated 312.1:1 conversion ratio calculated with a foreign exchange rate of KRW 1,470.00 / USD $1.00, and 40,798 K Wave shares of common stock to be issued to the holders of K Enter’s Series A Preferred Stock and Series A-1 Preferred Stock based on the conversion of the of K Enter Series A Preferred Stock and Series A-1 Preferred Stock. The total ordinary shares of the Company to be issued to the stockholders of K Enter will be 59,000,000 ordinary shares in connection with the closing of the Business Combination.

Following the consummation of the transactions contemplated by the Merger Agreement, the Group will be the surviving publicly-traded entity. However, the consummation of the transactions contemplated by the Merger Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

Results of operations

Present below is a summary of K Wave Media’s operating results as follows:

Comparison of the year ended December 31, 2024 and the Period from June 22, 2023 (inception) to December 31, 2023

	For the year ended December 31, 2024	For the period from June 22, 2023 (inception) through December 31, 2023
Statement of Profit or Loss:
Operating expenses	$-	$(11,431)
General and Administrative	-	(11,431)
Loss From Operations	-	(11,431)
Other income	-	-
Net loss	$-	$(11,431)

K Wave Media’s all expenses decreased for the year ended December 31, 2024 as compared to the period from June 22, 2023 (inception) to December 31, 2023, by $11,431 or 100%. For the period from June 22, 2023 (inception) to December 31, 2023, K Wave Media’s all expenses have been related to initial start-up costs incurred with setting up a legal entity. As of December 31, 2024, the Company had no operation and the Company expects to incur the operating expenses after becoming the ultimate parent company following the transactions contemplated in the Merger Agreement.

Liquidity and capital resources

As of December 31, 2024, we had no cash or cash equivalents.

From inception to December 31, 2024, we did not have any operating, investing, or financing cash flows.

Contractual obligations and commitments

As of December 31, 2024, we have no contractual obligations and commitments outside of our related party transaction with K Wave Media.

Off-balance sheet arrangements

As of December 31, 2024, we do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We prepare our Financial Statements in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”). Refer to “Note3 - Material accounting policies” in the accompanying Financial Statements for discussion of the accounting policies applied by us. From inception to December 31, 2024, we did not have operating activities or become party to transactions requiring the application of significant, difficult, subjective, or complex accounting judgements.

Quantitative and qualitative disclosures about market risk

As of December 31, 2024, we had no material exposure to market risk.

Subsequent Event

In January 2025, K Wave Media entered into agreements with five investors issuing a Convertible Senior Unsecured Note (PIPE), which is entitled to convert to common shares of K Wave Media immediately after the completion of the business combination. The agreement includes various conditions, including the issuance of free trading bonus shares by K Wave Media and 3-year maturity with 3% annual coupon rate. The total amount of principal is $4.41 million and will be paid upon the completion of business combination, with $0.5 million of the total principal being paid to K Enter Holdings Inc as a working capital loan.